

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 5, 2023

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District
Shenzhen, Guangdong Province
People's Republic of China

      Re: Pony Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Form 10-K for the Fiscal Year Ended December 31, 2021
          File No. 333-234358

Dear Wenxian Fan:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Richard I. Anslow